1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
JOHN M. THORNTON john.thornton@dechert.com +1 202 261 3377 Direct +1 202 261 3077 Fax

April 30, 2013

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust (the “Registrant”)

File Nos. 333-35883 and 811-08361

Dear Ms. Vroman-Lee:

This letter responds to comments you provided to Jessica Howell and me in a telephonic discussion on March 11, 2013, with respect to your review of Post-Effective Amendment No. 32 (“PEA No. 32”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on February 13, 2013. PEA No. 32 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 for the purpose of updating disclosure related to the investment strategies of the Goldman Sachs High Quality Floating Rate Fund (the “Goldman Sachs Government Income Fund” through April 30, 2013) (the “Fund”). We have reproduced your comments below, followed by our responses.

Prospectus

1.	Comment: Please confirm that any expense limitation arrangement reflected in the “Annual Fund Operating Expenses” table will have the effect of reducing the Fund’s expenses for no less than one year from the effective date of the Registrant’s Registration Statement.

Response: The Fund hereby confirms that any expense limitation arrangement reflected in the “Annual Fund Operating Expenses” table will have the effect of reducing the Fund’s expenses for no less than one year from the effective date of the Registrant’s Registration Statement.

April 30, 2013 Page 2

2.	Comment: Please delete the last sentence of footnote 1 to the “Annual Fund Operating Expenses table” (“The Fund’s ‘Other Expenses’ may be further reduced by any custody and transfer agency fee credits received by the Fund.”), as such disclosure is neither required nor permitted by Form N-1A.

Response: Instruction 3(e) to Item 3 of Form N-1A permits funds to show the effects of expense reimbursement or fee waiver arrangements if certain conditions are satisfied, and requires disclosure regarding these arrangements. The Fund believes that the inclusion of the sentence in question is necessary for investors to understand the full scope of the Fund’s expense limitation arrangement (i.e., that it is applied irrespective of any custody and transfer agency fee credits, which would further reduce expenses), and therefore the Fund respectfully declines to incorporate this comment.

3.	Comment: Please confirm that the disclosure contained under “Principal Strategy” and “Principal Risks of the Fund” in the Summary section of the Prospectus represents a complete summary of the principal strategies and risks of the Fund, based on the information required in response to Item 9 of Form N-1A. Additionally, consider adding “fixed income securities risk” as a principal risk of the Fund.

Response: The Fund hereby confirms that the disclosure contained under “Principal Strategy” and “Principal Risks of the Fund” in the Summary section of the Prospectus represents a complete summary of the principal strategies and risks of the Fund, based on the information required in response to Item 9 of Form N-1A.

The Fund includes risk disclosure related to fixed income investments generally in response to Items 4 and/or 9 of Form N-1A (e.g., “Credit/Default Risk”, “Interest Rate Risk”, “Call Risk” and “Extension Risk”), as well as disclosure relating to risks unique to certain types of fixed income investments (e.g., “Inflation Protected Securities Risk”, “Mortgage-Backed and Other Asset-Backed Securities Risk” and “U.S. Government Securities Risk”). The Fund believes that its current disclosure in this respect is sufficient, and therefore politely declines to incorporate this comment.

4.	Comment: Please confirm that the “Average Annual Total Return” table will contain investment return information for the Fund and each of the two benchmark indices for each applicable period.

Response: The Fund hereby confirms that the “Average Annual Total Return” table will contain investment return information for the Fund and each of the two benchmark indices for each applicable period.

April 30, 2013 Page 3

5.	Comment: Under “Investment Management Approach—Principal Investment Strategies,” please consider the accuracy of, as well as any inferences an investor may make regarding, the sentences contained in the box (“The Fund Is Not A Money Market Fund. Investors In The Fund Should Understand That The Net Asset Value (“NAV”) Of The Fund Will Fluctuate, Which May Result In A Loss Of A Portion Of The Principal Amount Invested.”).

Response: The Fund has deleted this disclosure.

6.	Comment: Under “Investment Management Approach—Other Investment Practices and Securities”, please consider providing a more direct link to the website containing the Fund’s portfolio holdings disclosure than that currently provided (http://www.goldmansachsfunds.com).

Response: The link noted in this comment is to the Registrant’s web page, from which investors can find information (including portfolio holdings information) about the Fund and other funds within the Goldman Sachs fund complex. The Fund respectfully declines to incorporate this comment.

7.	Comment: Please explain supplementally why related risk disclosure is not provided in response to Items 4 or 9 of Form N-1A in connection with the Fund’s ability to invest in other investment companies.

Response: As reflected under “Investment Management Approach—Other Investment Practices and Securities”, the Fund is permitted to invest in other investment companies. However, the Fund does not consider such investments to be part of its principal investment strategies. Accordingly, the Fund does not provide related risk disclosure in connection with such investments in response to Items 4 or 9 of Form N-1A.

8.	Comment: In the “Shareholder Guide,” please consider specifically naming the other share class offered by the Fund, rather than providing the current generic reference.

Response: Each of the Registrant’s Prospectuses offers only a single fund and a single share class of that fund. Because of this, the Fund believes that it would not be materially beneficial to investors if the Fund were to refer specifically to another share class not offered in the Fund’s Prospectus in the Shareholder Guide.

9.

Comment: Certain of the risks included in “Appendix A—Additional Information on Portfolio Risks, Securities and Techniques—Other Portfolio Risks” are not included in the Fund’s Item 4 or Item 9 risk disclosure (e.g., risks of sovereign debt), and certain

April 30, 2013 Page 4

others are referred to by inconsistent names (e.g., “Liquidity Risk” and “Risks of Illiquid Securities”). Please confirm that risks are labeled consistently throughout the Prospectus, and confirm that all risk disclosure provided by the Fund in response to Items 4 and 9 of Form N-1A is applicable to the Fund.

Response: The Fund provides the necessary risk disclosure pursuant to Items 4 and 9 of Form N-1A under “Summary—Principal Risks of the Fund” and “Risks of the Fund”, respectively. In addition, the Fund’s Appendix A contains additional disclosure about the Fund’s risks. The purpose of this Appendix A is to expand upon and/or complement the risk disclosure that appears earlier in the Prospectus.

The Fund hereby confirms that (i) the risk disclosure included in “Appendix A—Additional Information on Portfolio Risks, Securities and Techniques—Other Portfolio Risks” relates to risk disclosure appearing earlier in the Prospectus in response to Items 4 and 9, and (ii) all risk disclosure provided by the Fund in response to Items 4 and 9 is applicable to the Fund, in light of the Fund’s investment strategies and guidelines. The Fund notes that “Sovereign Risk” is included under “Risks of the Fund” (i.e., in response to Item 9), and believes that any differences in labeling (e.g., “Sovereign Risk” vs. “Risks of Sovereign Debt”) are immaterial and not likely to confuse investors.

10.	Comment: The name of an external auditing firm is listed in the “Financial Highlights” section of the Fund’s Service Shares Prospectus, but no auditor’s consent was filed as an exhibit to PEA No. 32. Please confirm that the Registrant will file an auditor’s consent with its upcoming post-effective amendment to its Registration Statement as required by Item 28(j) of Form N-1A.

Response: The Registrant hereby confirms that it will file an auditor’s consent with its upcoming post-effective amendment to its Registration Statement as required by Item 28(j) of Form N-1A.

Statement of Additional Information (“SAI”)

11.	Comment: Please explain supplementally whether the Registrant, on behalf of the Fund, is required to file a new notice with the National Futures Association claiming an exclusion from the definition of the term “commodity pool operator” as a result of the Fund’s changed investment strategy.

Response: The Registrant has notified the National Futures Association of the pending name change, and is not required to file a new notice claiming an exemption from the definition of the term “commodity pool operator”.

April 30, 2013 Page 5

12.	Comment: The term “Fund,” defined in the SAI as each of the series of the Registrant, is used inconsistently through the SAI (i.e., “Fund” is also used to refer to specific series of the Registrant throughout the SAI). Please revise the SAI to use the defined term consistently.

Response: The Fund has incorporated this comment by clarifying in the SAI’s “Introduction” that, as the context requires, references to “the Fund”, “a Fund” or “the Funds” may refer to the specific Fund or Funds first named in a particular paragraph or section within the SAI.

13.	Comment: Please confirm that the disclosure under “Description of Investment Securities and Practices—Foreign Investments—Investing in Japan” is accurate.

Response: The Fund hereby confirms that the disclosure under “Description of Investment Securities and Practices—Foreign Investments—Investing in Japan” is accurate.

14.	Comment: The Fund’s Prospectus states that the Fund may enter into certain types of derivatives transactions, but the SAI limits the applicability of the usage of certain derivatives to the Registrant’s “Fixed Income Funds”. Please reconcile this apparent discrepancy.

Response: The SAI, under “Introduction”, defines the “Fixed Income Funds” as the Fund and the Goldman Sachs Core Fixed Income Fund. Accordingly, any references to the “Fixed Income Funds” would include the Fund, and disclosures in the Prospectus and SAI with respect to the Fund’s ability to use certain derivatives are consistent.

General Comments

15.	Comment: PEA No. 32 omitted certain required information. Please confirm that all required information will be filed with the SEC in the Registrant’s next post-effective amendment filing to its Registration Statement.

Response: The Registrant hereby confirms that all required information will be filed with the SEC in the Registrant’s next post-effective amendment filing to its Registration Statement.

April 30, 2013 Page 6

16.	Comment: Please confirm that the Fund’s series and class identifications on EDGAR will be updated to reflect the Fund’s name change.

Response: The Registrant hereby confirms that the Fund’s series and class identifications on EDGAR will be updated to reflect the Fund’s name change on April 30, 2013.

17.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

Please do not hesitate to contact the undersigned at 202.261.3377 with any questions or comments concerning this correspondence.

Very Truly Yours,

/s/ John M. Thornton

John M. Thornton

cc:	Matthew Wolfe, Vice President, Goldman Sachs Asset Management, L.P.

[Letterhead of Goldman, Sachs & Co.]

Exhibit A

April 30, 2013

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Vroman-Lee:

On behalf of the Goldman Sachs Variable Insurance Trust (the “Registrant”), it is hereby acknowledged that:

•

the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post- Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•

the action of the SEC or its staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew Wolfe

Matthew Wolfe

Assistant Secretary, Goldman Sachs Variable Insurance Trust18022767.5